Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges
(In Thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003	2002	2001
Earnings
Income before
taxes	$ 9,865	$11,103	$22,756	$14,074	$13,989	$5,958	$6,061
Fixed charges	7,077	3,728	6,419	2,980	2,756	3,036	2,930
Total earnings	$16,942	$14,831	$29,175	$17,054	$16,745	$8,994	$8,991
Fixed Charges
Interest expense &
amortization of debt
costs	$ 2,668	$ 1,402	$ 2,553	$ 1,047	$ 956	$1,236	$1,053
Interest expense in rent	4,409	2,326	3,866	1,933	1,800	1,800	1,877
Total fixed charges	$7,077	$3,728	$6,419	$2,980	$2,756	$3,036	$2,930
Ratio of earnings to
fixed charges	2.4 x	4.0 x	4.5 x	5.7 x	6.1 x	3.0 x	3.1 x